ADVISOR MANAGED PORTFOLIOS
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 26th day of December, 2023 by and between Advisor Managed Portfolios, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (each a “Fund” and collectively the “Funds”), and the investment adviser of the Fund, 1919 Investment Counsel, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 26th day of December 2023, (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a class of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than thirty (30) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any shareholder servicing fees pursuant to a Shareholder Servicing Plan, any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, interest expense and dividends paid on short sales or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. Subject to review by the Board of Trustees of the Trust, the Adviser has the right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement for the periods set forth in Appendix A in the event and to the extent that the Operating Expenses for the applicable period are less than the Annual Limits for any fiscal year during such period.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate with respect to a Fund if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all as of the day and year first above written.

ADVISOR MANAGED PORTFOLIOS on behalf of the series listed on Appendix A	1919 INVESTMENT COUNSEL, LLC

By: /s/ Russell B. Simon	By: /s/ Reshma Ballie McGowan

Name: Russel B. Simon	Name: Reshma M. Ballie McGowan
Title: President	Title: Chief Compliance Officer

Approved by the Board of Trustees: June 1, 2023

Appendix A
to the Amended and Restated
OPERATING EXPENSES LIMITATION AGREEMENT

Series of Advisor Managed Portfolios	Operating Expense Limit as a Percentage of Average Daily Net Assets
1919 Financial Services Fund
Class A	1.50%
Class C	2.25%
Class FI Class I Class R	1.50% 1.25% 1.75%
1919 Socially Responsive Balanced Fund
Class A	1.25%
Class C	2.00%
Class FI Class I Class R	1.25% 1.00% 1.50%
1919 Maryland Tax-Free Income Fund
Class A	0.75%
Class C	1.30%
Class FI Class I	0.85% 0.60%

By: /s/ Russell B. Simon	By: /s/ Scott J. Liotta
Name: Russell B. Simon	Name: Scott J. Liotta
Title: President	Title: Vice President

Approved by the Board of Trustees: June 1, 2023
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